Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Provides an Update on the Leeville Royalty Property,
Northern Carlin Trend, Nevada

Vancouver, British Columbia, January 25, 2017 (TSX Venture: EMX; NYSE MKT: EMX) -- Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to provide an update on the Company's Leeville royalty property that covers portions of Newmont Mining Corporation's ("Newmont") underground mining operations in the Northern Carlin Trend. EMX has noted an increase in Leeville royalty revenue and equity gold ounces starting in mid-2016. In addition to royalty income from gold production, the Leeville property also provides the Company with upside exposure to Newmont's ongoing exploration advancements at the Rita K and Full House gold deposits. Newmont expects initial resources for Rita K in 2018, and has already outlined resources at Full House1. EMX congratulates Newmont on its ongoing successes, and looks forward to further growth and development resulting from their efforts on the Company's Leeville royalty property. Please see www.eurasianminerals.com for more information.

Leeville Royalty Property. EMX retains a 1% gross smelter return ("GSR") royalty on the Leeville property, which was acquired in August, 2012 (see EMX news release dated August 20, 2012). The Leeville royalty property includes much of the Leeville mine and Four Corners deposit, and lesser proportions of the Turf and Carlin East mines. Since acquiring the Leeville royalty, EMX has received approximately US $9 million in gross royalty revenue from more than 6,560 equity ounces of gold production (current as of September 30, 2016).

Newmont achieved a major milestone in late 2015 with the completion and commissioning of the Turf Vent Shaft project, which totaled approximately $330 million in capital expenditures. Newmont has previously stated that the project will provide the ventilation required to "increase production", "unlock" additional resources, and impact "greater Leeville" (see Newmont's 2014-2015 10-Q filings), which includes portions of EMX's royalty property. In mid-2016, Leeville royalty revenue and gold ounces started to noticeably increase, and in the most recent quarter reported (i.e., Q3, 2016), EMX received approximately US $572 thousand in gross revenue from over 430 equity gold ounces, which represents a year-on-year increase from Q3, 2015 of ~100% in revenue, as well as ~70% more gold ounces.

Rita K and Full House Exploration Advancements. Newmont has delineated a prospective northwest-southeast trend of sediment-hosted gold mineralization that extends from the Leeville underground mining complex to the Pete Bajo mine. Segments of this trend are covered by Eurasian's Leeville royalty property, which include portions of the Rita K and Full House projects. Newmont recently provided an update on their exploration successes at Rita K and Full House in its Investor Presentation of December, 2016 (the "Newmont Presentation", see footnote (1) reference).

As given in the Newmont Presentation, the Rita K deposit is outlined as a west-northwest trend of gold mineralization that extends from the area of the Leeville mine ~850 meters to the southeast. The mineralization is portrayed by Newmont as sub-horizontal zones hosted in folded and faulted Paleozoic sedimentary rocks that include the Roberts Mountains and Popovich Formations, which are classic ore hosts of the Carlin Trend. As schematically represented in the Newmont Presentation, the mineralized intercepts occur at depths of approximately 450-650 meters below the surface. Newmont reported Rita K drill intercepts "typically vary in thickness from 5 to 30 meters with grades from 3 to 30 g/t" (true widths not reported). A total of 9,500 meters of drilling was planned for 2016, with the first resource expected in 2018 according to Newmont.

1See 13-December-2016_Investor-Deck_final.pdf pages 37-38 available at www.newmont.com.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Southeast of Rita K is the Full House deposit, which is outlined by Newmont as a northwest trend of discrete lenses of gold mineralization. As depicted in the Newmont Presentation, the trend of gold mineralization at Full House extends to the southeast towards the Fence deposit, and away from EMX's property position. The mineralization at Full House also occurs in sub-horizontal zones hosted in the Roberts Mountains and Popovich Formations at depths of approximately 450-650 meters below the surface. Newmont stated that the Full House/Fence drill intercepts "typically vary in thickness from 3 to 40 meters with grades from 5 to 40 g/t" (true widths not reported). The Newmont Presentation outlined reserves and resources for Full House/Fence, and stated 10,500 meters of drilling were planned for 2016.

Newmont's exploration successes at the Rita K and Full House gold deposits, which are in part contained within the Leeville royalty property, highlight EMX's upside exposure to ongoing discoveries in the Northern Carlin Trend.

About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the nine-month period ended September 30, 2016 (the “MD&A”), and the most recently filed Form 20-F for the year ended December 31, 2015, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com